UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 2, 2015, Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange in connection with a motion to approve a class action lawsuit which was received by the Company.

Below is a summary translation into English of the immediate report:

The Company is announcing that it received a lawsuit and a motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (collectively hereinafter, the “Motion”) which was filed against the Company and its directors at the Tel Aviv District Court (Economic Division). The Motion is with respect to asserted claims for damages to the holders of the Company’s securities which are traded on the Tel Aviv Stock Exchange, arising due to the Company’s public offering of its securities in the United States of America. In the Motion it was claimed that the class the petitioners are seeking to represent, namely, anyone holding shares of the Company at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to shares of the Company derive from ADS certificates issued in the United States of America to such extent as derived therefrom; and any holders of Options (Series 2) of the Company as of the start of trading on November 21, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof.

The Company rejects the claims asserted in the Motion and shall deliver its response to the court in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 2, 2015	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer